FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2002

① HOLMES FINANCING (No 3) PLC ✓
② HOLMES FUNDING LIMITED ✓
③ HOLMES TRUSTEES LIMITED ✓

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

02058291

3)

333-14002-02



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

<u>Holmes Financing No 3 plc</u>

<u>Periodic Report re Holmes Trustees Limited and Holmes Funding Limited</u>
<u>For Period 09 August 2002 to 09 September 2002</u>

All Values are in thousands of pounds sterling unless otherwise stated

<u>Mortgage Asset Analysis</u>

<u>Analysis of Mortgage Trust Movements</u>

	Current Period	
	Number	£000's
Brought Forward	267,441	17,493,635
Replenishment	12,511	835,327
Repurchased	(5,343)	(274,066)
Redemptions	(8,559)	(485,031)
Losses	(14)	(35)
Other Movements	0	(102,929)
Carried Forward	266,036	17,769,530

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	338,585	22,834,715
Repurchased	(71,397)	(4,948,856)
Redemptions	(92,226)	(6,519,738)
Losses	(117)	(345)
Other Movements	0	0
Carried Forward	289,036	17,769,590

Annualised 1 Month CPR	74.44%	**(including
Annualised 3 Month CPR	70.42%	redemptions and
Annualised 12 Month CPR	66.74%	repurchases)

** The annualised CPR's are expressed as a percentage of the
outstanding balance at the end of the period

<u>Asset Profiling</u>

Weighted Average Seasoning	40.46	
Weighted Average Loan size	£61,693.64	
Weighted Average LTV	78.06%	*** (see below)
Weighted Average Remaining Term	19.01	

Product Type Analysis	£000's	%
Variable Rate	11,812,000	66.47%
Fixed Rate	5,418,313	30.49%
Tracker Rate	539,877	3.04%
Flexible Mortgages	0	0.00%
	17,769,990	100.00%

<u>Holmes Financing No 3 plc</u>

<u>Periodic Report to Holmes Trustees Limited and Holmes Funding Limited</u>
<u>For Period 09 August 2002 to 09 September 2002</u>

All values are in thousands of pounds sterling unless otherwise stated
<u>Mortgage Standard Variable Rate</u>

	Effective Date		Rate
	01 December 2001		5.10%

<u>Geographic Analysis</u>

Region	Number	£000's	%
East Anglia	11,172	615,112	3.46%
East Midlands	15,529	800,316	4.50%
Greater London	53,391	4,152,869	23.37%
North West	13,704	622,038	3.50%
North	35,703	1,733,687	9.75%
South East	78,255	5,675,642	31.94%
South West	22,660	1,330,912	7.52%
Wales	15,394	706,946	3.98%
West Midlands	19,835	1,048,799	5.90%
Yorkshire and Humberside	20,419	936,644	5.27%
Unknown	2,031	133,832	0.75%
Total	286,036	17,769,990	100.00%

<u>Original LTV Bands</u>

Range	Number	£000's	%
0.00 - 25.00	4,157	163,914	0.92%
25.01 - 50.00	27,622	1,363,636	7.70%
50.01 - 75.00	68,769	4,490,711	25.27%
75.01 - 80.00	14,805	1,009,453	5.68%
80.01 - 85.00	18,805	1,315,022	7.39%
85.01 - 90.00	41,039	2,947,989	16.59%
90.01 - 95.00	112,843	6,452,265	36.37%
Total	286,036	17,769,990	100.00%

*** The balance is the current outstanding balance on the account
including accrued interest. The LTV is that at origination and
excludes any capitalised high loan to value fees, valuation fees
or booking fees.

<u>Arrears</u>

Band	Number	Principal	Overdue	%
Current	279,797	17,319,885	(2,696)	97.46%
1.00 - 1.99 months	5,531	296,234	2,517	1.66%
2.00 - 2.99 months	1,233	68,946	1,001	0.39%
3.00 - 3.99 months	584	32,641	881	0.18%
4.00 - 4.99 months	312	18,897	489	0.10%
5.00 - 5.99 months	218	11,817	413	0.07%
6.00 - 11.99 months	303	15,481	758	0.09%
12 months and over	26	1,127	106	0.01%
Properties in Possession	44	1,291	135	0.01%
Total	288,036	17,766,409	3,491	100.00%

<u>Definition of Arrears</u>
This arrears multiplier is calculated as the arrears amount (which is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

<u>Holmes Financing No 3 plc</u>

<u>Periodic Report re Holmes Trustees Limited and Holmes Funding Limited</u>
<u>For Period 09 August 2002 to 09 September 2002</u>

All values are in thousands of pounds sterling unless otherwise stated

<u>Shares of Trust last Distribution Date (09 September 2002)</u>

	£000's	%
Funding Share	10.505.840	59.12125%
Seller Share	7.264.150	40.87875%
	17.768.990	100.00000%

Minimum Seller Share	710.660	4.00%

<u>Cash Accumulation Ledger</u>

	£000's
Brought Forward	412,655
Additional Amounts Accumulated	21
Payment of Notes	0
Carried Forward	412,676

<u>Excess Spread</u>

Quarter to 15/7/2002	0.5991%
Quarter to 15/4/2002	0.5414%
Quarter to 15/1/2002	0.5487%
Quarter to 16/10/2001	0.4621%

<u>Reserve Funds</u>

	First Reserve	Second Reserve
Balance as at 15/7/2002	£185,000,000.00	£30,059,959.55
Required Amount as at 15/7/2002	£185,000,000.00	£73,625,687.00
Percentage of Notes	1.75%	0.28%

<u>Properties in Possession</u>

<u>Stock</u>

	Current Period	
	Number	£000's
Brought Forward	39	1.455
Repossessed in Period	21	769
Sold in Period	(16)	(793)
Carried Forward	44	1.436

	Cumulative	
	Number	£000's
Repossessed to date	184	8.192
Sold to date	(140)	(6,766)
Carried Forward	44	1.426

<u>Repossession Sales Information</u>

Average time Possession to Sale	80	Days
Average arrears at time of Sale	£3,021.00	

<u>MIG Claim Status</u>

	Number	£000's
MIG Claims made	87	656
MIG Claims outstanding	9	54

Average time claim to payment	29

<u>Trigger Events</u>
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £16 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 3) PLC

Dated: 23rd September, 2002

By _____

P J Lott (Authorised Signatory)